WiMi Hologram Cloud Inc.
No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing

The People’s Republic of China, 100020

March 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jeff Kauten

Re:	WiMi Hologram Cloud Inc.
Registration Statement on Form F-1
Filed June 27, 2019
File No. 333-232392

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WiMi Hologram Cloud Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, March 31, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Fanhua Meng
Fanhua Meng
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
DLA Piper UK LLP